                                                                      EXHIBIT 11


May 8, 2000

BRUNSWICK TECHNOLOGIES SENDS LETTER TO CERTAINTEED CORPORATION



BRUNSWICK, ME, May 8, 2000 - Brunswick Technologies, Inc. (Nasdaq: BTIC) ("BTI"), a leading manufacturer and innovative developer of composite reinforcements, today sent the following letter to George B. Amoss, Vice President at CertainTeed Corporation, a wholly-owned subsidiary of Compagnie de Saint-Gobain, in response to a letter received by BTI's Board of Directors:

May 8, 2000

Dear George,

We are, quite frankly, perplexed by your company's unsigned, open letter delivered today to the BTI Board of Directors and issued in the form of a press release. You are well aware that you have had an open invitation to come in and meet with BTI's Board of Directors since May 3, when the BTI Board made it clear that your unsolicited offer to acquire BTI was inadequate and that it would explore all options to enhance shareholder value. That effort has included the establishment of a committee of independent directors to oversee the process and the retention of an outside financial advisor, McDonald Investments.

If you are indeed serious about the commitment you claim to have to the best interests of our company, our employees and our communities, we would expect you to accept our invitation to meet with us and demonstrate that commitment in concrete terms, as opposed to making empty promises by press releases.

In regards to the specifics of today's letter, we are pleased that you claim to be committed to growing BTI's operations and we would like to review the specifics of your plan, both with respect to our Brunswick, Maine facility and our other operations in the U.S. and overseas. We are encouraged by your suggestion that you will honor all existing customer and raw materials supply agreements; however, you can understand why we would have doubts considering your affiliate, Vetrotex, raised raw material prices and cut our supply at the end of 1999. And, while we appreciate your suggestion that you know the value of our employees, we do not then understand why you are trying so desperately to derail an incentive plan designed to benefit all BTI employees. Your opposition to this plan rings especially hollow when you consider that David Sharpe, a Vetrotex senior executive, who until recently served as a member of BTI's Board and Chairman of the Compensation Committee, approved the original plan in 1997 and has approved all options granted within the last two years.

With or without your willing participation, we will continue to aggressively explore strategic alternatives to enhance value for all BTI shareholders in a timely manner. If you wish to participate in this orderly and fair process, we suggest you contact us immediately.

Sincerely,

Martin S. Grimnes

Examples of products manufactured with BTI engineered reinforcements include: ballistic armor, boats, snowboards, railcars, truck panels, wind blades, airframe structures, automotive parts, marine pilings, bridges, and offshore oil and gas production equipment. BTI has manufacturing facilities in the Maine, Texas and the UK.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Matters discussed in this news release, including any discussion of or impact, expressed or implied, on the Company's anticipated revenue growth, operating results and future earnings per share contain forward-looking statements (identified by the words "expect", "estimate", "project", "plans", "believe", and similar expressions) that involve known and unknown risks and uncertainties. For these statements the company claims the protection of the safe harbor of the private Securities Litigation Reform Act of 1995. The company's results may differ significantly from the results indicated by such forward-looking statements. The Company's future results are dependent upon general economic conditions, the availability of supplies of fiberglass, the ability to expand new and existing markets, competition from competing product lines from both fiberglass and non-fiberglass suppliers, the ability to manage growth in inventory, the stability of its customers' capital spending plans and the ability of the company to obtain necessary capital from time to time. These and other risks are detailed from time to time in the Company's SEC reports, including Form 10K for the year ended December 31, 1999.


------------------------------------------------------
This service provided by Shareholder Direct.
Additional Information: http://investor.brunswicktech.com